 Exhibit 99.1
June 16, 2026
Dear ODDITY Tech Ltd. Shareholders:
We cordially invite you to attend the Annual General Meeting of Shareholders of ODDITY Tech Ltd. (the “Meeting”), to be held on Wednesday, July 29, 2026 at 4:00 p.m. (Israel time), at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel.
At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our Board of Directors recommends that you vote FOR each of the proposals listed in the Notice.
Only shareholders of record at the close of business on Monday, June 22, 2026 are entitled to notice of and to vote at the Meeting.
Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the internet in accordance with the instructions on your proxy card.
We look forward to greeting as many of you as can attend the Meeting.
Sincerely,
/s/ Oran Holtzman
Chairperson of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held at 4:00 p.m. (Israel time) on Wednesday, July 29, 2026
Dear ODDITY Tech Ltd. Shareholders:
We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of ODDITY Tech Ltd. (the “Company”), to be held on Wednesday, July 29, 2026 at 4:00 p.m. (Israel time), at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel.
The Board of Directors of the Company has approved the following matters to be voted on by the shareholders at the Meeting, and recommends to shareholders that they vote in favor:
(1)
To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services;

(2)
To re-elect Oran Holtzman as a Class III director to the Board of Directors of the Company, to hold office until the close of the Company’s annual general meeting to be held in 2029, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated;

(3)
To re-elect Mr. Ohad Chereshniya as an external director of the Company, for a period of three years commencing on July 29, 2026, and to approve his terms of service; and

(4)
To approve and ratify the terms of employment of Ms. Lihi Holtzman

(collectively, the “Proposals”).
The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025 will be presented for discussion at the Meeting.
Our Board of Directors recommends that you vote “FOR” each of the Proposals, which are further described in the proxy statement.
The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, is required to approve each of the Proposals. Each shareholder of record of our Class A ordinary shares, NIS 0.001 par value (the “Class A Shares”), is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each shareholder of record of our Class B ordinary shares, NIS 0.001 par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”) is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.
The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who are not controlling shareholders and do not have a personal interest in the proposal, other than a personal interest not deriving from the shareholder’s relationship with the controlling shareholder; or (ii) the total voting power of the shareholders mentioned in clause (i) above that is voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.

The approval of Proposal No. 4 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who do not have a personal interest in the proposal; or (ii) the total voting power of the shareholders mentioned in clause (i) above that is voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.
The Israeli Companies Law, 5759-1999, and regulations promulgated thereunder (the “Companies Law”) define a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)
a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding the Company’s Shares will not be deemed a personal interest. Personal interest includes a personal interest of any person voting pursuant to a proxy provided to such person by another person with respect to the proposal, even if the person providing the proxy does not have a personal interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a personal interest will also be seen as a vote of a person with a personal interest, whether the discretion to vote is in the hands of the voter or not.
The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. For Proposal No. 4 only, “controlling shareholder” includes a person who holds 25% or more of the voting rights at a general meeting of the shareholders of a company if there is no other person holding more than 50% of the voting rights in such company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).
In accordance with Section 3A of the Companies Law Regulations (Relief for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”), by signing and submitting the attached proxy card, a shareholder declares and confirms that he or she has no personal interest in the approval of any of the Proposals, unless such shareholder has notified the Company of such personal interest in writing. If you believe that you have a personal interest in any of the Proposals and you wish to inform the Company of such personal interest, you should do so in writing, in advance of voting, by sending a letter to the Company’s offices, c/o Sarit Rosenberg, General Counsel, at 8 HaHarash Street, Tel Aviv-Jaffa, 6761304, Israel.
Only shareholders of record at the close of business on June 22, 2026, the record date for the Meeting (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.
You can vote your Shares by attending the Meeting or by proxy by completing and signing the proxy card to be distributed with the proxy statement or via the toll-free telephone number or over the internet as described in the accompanying proxy statement. If you hold Shares in “street name”, meaning through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from such bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).
Under our Amended and Restated Articles of Association, the presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.
Section 66(b) of the Companies Law allows shareholders who hold at least 1% of our voting rights to submit a request to include a proposal on the agenda of a general meeting of our shareholders (except that, in case of proposals for nomination or removal of a director, such shareholders are required to hold at least five percent (5%) of our voting rights). Such request by an eligible shareholder must be received by us no later than June 23, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card are being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement on the “News & Filings” portion of our website, https://investors.oddity.com, or at our headquarters located at 8 HaHarash Street, Tel Aviv-Jaffa, 6761304, Israel, upon prior notice and during regular working hours (email: contact@oddity.com) until the date of the Meeting.
Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the accompanying proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received no later than 6:59 a.m. (Israel time) on Wednesday, July 29, 2026 (11:59 p.m. ET on Tuesday, July 28, 2026) to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card.
By order of the Board of Directors
Date: June 16, 2026	/s/ Oran Holtzman Chairperson of the Board of Directors

ODDITY Tech Ltd.
Proxy Statement

Annual General Meeting of Shareholders To be held at 4:00 p.m. (Israel time) on Wednesday, July 29, 2026
This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board” or “Board of Directors”) of ODDITY Tech Ltd. (the “Company,” “ODDITY,” “we,” “us” or “our”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, July 29, 2026, at 4:00 p.m. (Israel time), at the offices of Herzog, Fox & Neeman, 6 Yitzhak Sadeh St., Tel Aviv-Jaffa, 6777506, Israel.
This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares, NIS 0.001 par value (the “Class A Shares”) and Class B ordinary shares, NIS 0.001 par value (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), on or about June 25, 2026.
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 22, 2026 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appears in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.
Agenda Items
The Board of Directors of the Company has approved the following matters to be voted on by the shareholders at the Meeting, and recommends to shareholders that they vote in favor:
(1)
To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services;

(2)
To re-elect Oran Holtzman as a Class III director to the Board of Directors of the Company, to hold office until the close of the Company’s annual general meeting to be held in 2029, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated;

(3)
To re-elect Mr. Ohad Chereshniya as an external director of the Company, for a period of three years commencing on July 29, 2026, and to approve his terms of service; and

(4)
To approve and ratify the terms of employment of Ms. Lihi Holtzman

(collectively, the “Proposals”).
We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.
Board Recommendation
Our Board unanimously recommends that you vote “FOR” each of the above Proposals.
Quorum and Adjournment
As of June 12, 2026, 34,577,554 Class A Shares and 11,547,000 Class B Shares were issued and outstanding.

Under our Amended and Restated Articles of Association (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.
Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. None of the items on the agenda for the Meeting may be considered routine. Therefore, it is important for a shareholder that holds Shares through a bank or broker to instruct its bank or broker how to vote its Shares, if the shareholder wants its Shares to count for the Proposals.
Vote Required for Approval of Each of the Proposals
The affirmative vote of the holders of a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, is required to approve each of the Proposals. Each Class A Share outstanding as of the close of business on the Record Date is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each Class B Share outstanding as of the close of business on the Record Date, is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.
The approval of Proposal No. 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who are not controlling shareholders and do not have a personal interest in the proposal, other than a personal interest not deriving from the shareholder’s relationship with the controlling shareholder; or (ii) the total voting power of the shareholders mentioned in clause (i) above that is voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.
The approval of Proposal No. 4 is also subject to the fulfillment of one of the following additional voting requirements: (i) a majority of the votes cast at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting, excluding abstentions, who do not have a personal interest in the proposal; or (ii) the total voting power of the shareholders mentioned in clause (i) above that is voted against the proposal does not exceed two percent (2%) of the aggregate voting power in the Company.
The Israeli Companies Law, 5759-1999, and regulations promulgated thereunder (the “Companies Law”) define a “personal interest” as a personal interest of a person in an act or transaction of a company, including:
(i)
a personal interest of that person’s relative (i.e., spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing); or

(ii)
a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity’s issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company’s shares will not be deemed a personal interest. Personal interest includes a personal interest of any person voting pursuant to a proxy provided to such person by another person with respect to the proposal, even if the person providing the proxy does not have a personal interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a personal interest will also be seen as a vote of a person with a personal interest, whether the discretion to vote is in the hands of the voter or not.
The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. For Proposal No. 4 only, “controlling shareholder” includes a person who holds 25% or more of the voting rights at a general meeting of the shareholders of a company if there is no other person holding more than 50% of the voting rights in such company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).
In accordance with Section 3A of the Companies Law Regulations (Relief for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000 (the “Relief Regulations”), by signing and submitting the attached proxy card, a shareholder declares and confirms that he or she has no personal interest in the approval of any of the Proposals, unless such shareholder has notified the Company of such personal interest in writing. If you believe that you have a personal interest in any of the Proposals and you wish to inform the Company of such personal interest, you should do so in writing, in advance of voting, by sending a letter to the Company’s offices, c/o Sarit Rosenberg, General Counsel, at 8 HaHarash Street, Tel Aviv-Jaffa, 6761304, Israel.
Except for purposes of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Except for purposes of determining a quorum, abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter and will be excluded from the count of the voting power present and voting.
How You Can Vote
You may vote by proxy in any of the manners below:
•
Online —  If you are a shareholder of record, you can submit a proxy over the internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your Shares offers internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the internet;

•
By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name”, and if the brokerage firm, bank or other similar organization that holds your Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By mail — If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions.

To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

You may also vote in person at the Meeting. However, because beneficial owners are not shareholders of record, if you are a beneficial owner of Shares, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting.
Registered Holders
If you are a shareholder of record whose Shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC (formerly American Stock Transfer & Trust Company, LLC), you can vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and revoke your proxy by sending us a written notice of revocation, by signing and returning a proxy card with a later date, or by voting in person at the Meeting. We may not be able to count a proxy card from a registered holder unless we receive the proxy card at our headquarters located at 8 HaHarash Street, Tel Aviv-Jaffa, 6761304, Israel, or Broadridge Financial Solutions, Inc. (“Broadridge”) receives it in the enclosed envelope no later than 6:59 a.m. (Israel time) on Wednesday, July 29, 2026 (11:59 p.m. ET on Tuesday, July 28, 2026).
If you provide specific instructions (by marking a box) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board to the extent permitted by law and applicable stock exchange requirements. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association.
Beneficial Owners
If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.
Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.
Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.
Who Can Vote
You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on June 22, 2026, the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appears in the participant listing of a securities depository on that date.
Revocation of Proxies
Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.
Solicitation of Proxies
Proxies are being distributed to shareholders on or about June 25, 2026. Certain officers, directors, employees and agents of ODDITY may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.
Voting Results
The final voting results will be tallied by the Company based on the information provided by Broadridge Financial Solutions, Inc. or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).
Availability of Proxy Materials
On or about June 16, 2026, copies of the proxy card, the Notice of Annual General Meeting of the Shareholders and this proxy statement will be made available electronically via the internet at www.proxyvote.com and on the “News & Filings” portion of our website, https://investors.oddity.com. The information contained on our website is not incorporated by reference in, and is not a part of, this proxy statement.
Assistance in Voting your Shares
Your vote is important. If you have questions about how to vote your Shares, you may contact investor relations at investors@oddity.com.
COMPENSATION OF EXECUTIVE OFFICERS
For information concerning the salary expenses and social benefit costs of the Company’s five highest compensated executive officers in the year ended December 31, 2025, see Item 6.B. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 17, 2026 (the “Annual Report”), a copy of which is available on the SEC’s website at https://www.sec.gov and on the “News & Filings” portion of the Company’s website, https://investors.oddity.com.
CORPORATE GOVERNANCE
Overview of the Company’s Corporate Governance Practices
According to the Company’s Articles of Association, the number of Company directors will be no less than three (3) and no more than seven (7) directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire.
As an Israeli company, the Company is subject to various corporate governance requirements under the Companies Law, including relating to matters such as external directors, the audit committee, the compensation committee and the internal auditor.
Under U.S. securities laws, the Company qualifies as a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”)). As a foreign private issuer, the Company is permitted to comply with Israeli corporate governance practices instead of certain corporate governance rules of Nasdaq, provided that the Company discloses which requirements it is not following and the equivalent Israeli requirement, as we currently do in Items 6.C. “Board Practices and Corporate Governance — Corporate Governance Practices” and 16G. “Corporate Governance” of our Annual Report.
Our co-founder and Chief Executive Officer, Mr. Oran Holtzman, currently beneficially owns a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may, subject to the requirements of applicable Israeli law, elect not to comply with certain corporate governance requirements. We currently rely on these exemptions, which overlap with exemptions available to “foreign private issuers.” For more information, see Item 6.C. “Board Practices and Corporate Governance — Corporate Governance Practices” of our Annual Report.
As a foreign private issuer, the Company is not subject to all of the disclosure and other requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act (though they have been subject to the reporting requirements of Section 16(a) of the Exchange Act following the effectiveness of the Holding Foreign Insiders Accountable Act on March 18, 2026). Moreover, while we expect to submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. For more information regarding the Company’s corporate governance practices, see Item 6. “Directors, Senior Management and Employees” of our Annual Report.
Committees of the Company’s Board of Directors
The Board of Directors has established an audit committee, a compensation committee and a nominating, governance and sustainability committee. Each committee operates in accordance with a written charter that sets forth such committee’s structure, operations, membership requirements, responsibilities and authority to engage advisors, among other duties, as required by Nasdaq listing standards applicable to U.S. domestic listed companies. The Board of Directors has also established an incentive awards committee that, among other duties, administers the Company’s 2023 Incentive Award Plan. Members serve on these committees until their resignation or until otherwise determined by the Board of Directors. The Company’s Board of Directors may establish other committees as it deems necessary or appropriate from time to time. For more information regarding the Company’s committees, see Item 6.C. “Board Practices and Corporate Governance — Committees of the Board” of the Company’s Annual Report.

Other Corporate Governance Practices
Below is a summary of other key governance practices and policies that the Board of Directors believes help advance the Company’s goals and protect the interests of the shareholders, including:

☑
Maintain entirely independent audit committee and majority independent compensation committee and nominating, governance and sustainability committee.

☑
Include in our Compensation Policy measures designed to align the interests of the executive officers with those of the Company’s shareholders in order to enhance shareholder value.

☑
Address in our Compensation Policy the importance of individual characteristics of each of our executive officers (including respective position and responsibilities, education and experience, and past performance) as the basis for compensation variation among our executive officers, internal ratios between compensation of our executive officers and directors and that of other employees, and establish base salaries that are competitive with base salaries paid to executive officers in other peer group companies operating in similar technology sectors (while considering, among others, company size and other characteristics).

☑
Conduct executive sessions of the independent directors as part of the audit committee meetings.

☑
Tailor executive officers’ compensation to target our short and long-term goals, as well as each officer’s individual performance.

☑
Offer equity and cash compensation, which we believe enhances alignment between executive officers’ interests with the Company’s and shareholders’ long-term interests, as well as strengthens retention and motivation of executive officers in the long-term.

☑
Have a ‘clawback policy’ and include in our Compensation Policy ‘clawback’ provisions that allow us under certain circumstances to recoup excess incentive compensation to executive officers where the Company is required to prepare a financial restatement to correct a material error.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 12, 2026 by each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding ordinary shares, each of our executive officers and directors individually and all of our executive officers and directors as a group.
The number of ordinary shares beneficially owned by each entity, person, or director is determined in accordance with the SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days. For purposes of the table below, we deem ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of June 12, 2026 to be outstanding and to be beneficially owned by the person holding the options, RSUs, or warrants for the purposes of computing the ownership and percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.
The percentage of outstanding ordinary shares is computed on the basis of 34,577,554 Class A ordinary shares and 11,547,000 Class B ordinary shares outstanding as of June 12, 2026.
Neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares, except that each Class A ordinary share is entitled to one (1) vote per share and each Class B ordinary share is entitled to ten (10) votes per share.
Unless otherwise noted below, each shareholder’s address is 110 Greene Street, New York, New York 10012.
	Shares Beneficially Owned
	Class A Ordinary Shares	%	Class B Ordinary Shares(1)%		% of Voting Power(2)
Name of Beneficial Owner
Principal Shareholders
Baillie Gifford & Co(3)	7,815,817	22.6%	—	—	5.2%
Morgan Stanley(4)	4,692,531	13.6%	—	—	3.1%
L Catterton(5)	3,537,472	10.2%	—	—	2.4%
FMR LLC(6)	2,103,718	6.1%	—	—	1.4%
Directors and Executive Officers
Oran Holtzman(7)	2,209,534	6.4%	11,547,000	100%	78.4%
Shiran Holtzman-Erel	—	—	—	—	—
Lindsay Drucker Mann(8)	1,124,137	3.2%	—	—	*
Yehoshua (Shuki) Nir(9)	8,645	*	—	—	*
Niv Price(10)	41,227	*	—	—	*
Michael Farello(11)	57,143	*	—	—	*
Lilach Payorski(12)	15,513	*	—	—	*
Ohad Chereshniya(13)	17,513	*	—	—	*
All executive officers and directors as a group (8 persons)	3,473,712	10.0%	11,547,000	100%	79.3%

*
Indicates holdings or voting of less than 1%, as applicable.

(1)
The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications.

Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares for which such Class B ordinary shares may be converted.
(2)
The percentage represented under “% of Voting Power” represents the voting power with respect to all of our Class A ordinary shares and Class B ordinary shares outstanding as of June 12, 2026, voting as a single class. Holders of our Class A ordinary shares are entitled to one (1) vote per share, and holders of our Class B ordinary shares are entitled to ten (10) votes per share.

(3)
Based on a Schedule 13G filing made on May 6, 2026. Consists of Class A ordinary shares beneficially owned by Baillie Gifford & Co. The address of Baillie Gifford & Co is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, U.K.

(4)
Based on a Schedule 13G filing made on March 6, 2026. Consists of Class A ordinary shares beneficially owned by Morgan Stanley and Morgan Stanley Investment Management Inc. The address of Morgan Stanley is 1585 Broadway, New York, NY 10036.

(5)
Based on a Schedule 13G filing made on September 5, 2025. Consists of Class A ordinary shares beneficially owned by LCGP3 Pro Makeup, L.P. (“LCGP3”). CGP3 Managers, L.L.C. is the general partner of LCGP3 and the management of CGP3 Managers, L.L.C. is controlled by its managing members. Scott A. Dahnke and J. Michael Chu are the managing members of CGP3 Managers, L.L.C. and as such may be deemed to share voting control and investment power over such shares that are held by CGP3 Managers, L.L.C. The address of LCGP3 is 599 W. Putnam Avenue, Greenwich, CT 06830.

(6)
Based on a Schedule 13G filing made on May 6, 2026. Consists of Class A ordinary shares beneficially owned by Fidelity Management & Research Company LLC, Fidelity Management Trust Company, and Strategic Advisers LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed to form a controlling group with respect to FMR LLC. The address of FMR LLC is 245 Summer Street, Boston, MA 02210.

(7)
Based on a Schedule 13G filing made on March 5, 2026. Consists of 2,209,534 Class A ordinary shares and 11,547,000 Class B ordinary shares held by Oran Shilo Investments LP (“Shilo”) and Oran Holtzman Ltd. (“Ltd.”), all of which are beneficially owned by Oran Holtzman, our co-founder and Chief Executive Officer. Shilo and Ltd. are controlled by Mr. Holtzman, and Mr. Holtzman has voting control and investment power over our shares that are held by Shilo and Ltd.

(8)
Consists of 77,709 Class A ordinary shares, 697,378 Class A ordinary shares underlying currently exercisable options, 301,191 Class A ordinary shares underlying options exercisable within 60 days of June 12, 2026 and 47,859 Class A ordinary shares underlying RSUs that vest within 60 days of June 12, 2026.

(9)
Consists of 4,049 Class A ordinary shares and 4,596 Class A ordinary shares underlying RSUs that vest within 60 days of June 12, 2026.

(10)
Consists of 41,227 Class A ordinary shares.

(11)
Consists of 57,143 Class A ordinary shares.

(12)
Consists of 10,917 Class A ordinary shares and 4,596 Class A ordinary shares underlying RSUs that vest within 60 days of June 12, 2026.

(13)
Consists of 9,961 Class A ordinary shares and 7,552 Class A ordinary shares underlying RSUs that vest within 60 days of June 12, 2026.

PROPOSAL NO. 1
APPOINTMENT OF AUDITORS
At the Meeting, shareholders will be asked to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services. Kost Forer Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company except to provide audit, tax and certain non-audit compliance and review services.
For information on fees paid to the Company’s independent auditors, see Item 16C. “Principal Accountant Fees and Services” of our Annual Report.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2026, and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to approve and ratify the remuneration of such firm in accordance with the volume and nature of their services.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Company’s audit committee and Board of Directors unanimously recommend a vote “FOR” approval of this resolution.

PROPOSAL NO. 2
RE-ELECTION OF MR. ORAN HOLTZMAN AS A CLASS III DIRECTOR
According to our Articles of Association, the number of the Company’s directors shall not be less than three (3) and shall not exceed seven (7) (in each case, including the external directors). The term of office of the directors (other than external directors) expires on the date of the third annual general meeting following such election or re-election.
We currently have four non-external directors serving on our Board of Directors, and they are divided into three classes with staggered three-year terms as follows:
•
the Class I directors are Yehoshua (Shuki) Nir and Michael Farello, and their term will expire at our annual meeting of shareholders to be held in 2027,

•
the Class II director is Shiran Holtzman-Erel, and her term will expire at our annual meeting of shareholders to be held in 2028, and

•
the Class III director is Oran Holtzman, and his term expires at the Meeting.

The term of office of Oran Holtzman as a Class III director expires at the Meeting. The Board of Directors has proposed to re-elect Mr. Holtzman. If re-elected at the Meeting, Mr. Holtzman will serve until the 2029 annual general meeting of shareholders, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Companies Law and the Company’s Articles of Association.
The Company is not aware of any reason why the nominee, if re-elected, should not be able to serve as a director.
Mr. Holtzman has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law.
Because Mr. Holtzman is an employee of the Company, he does not receive any additional compensation for serving as a director. Like all directors and officers, Mr. Holtzman benefits from coverage under the Company’s directors and officers liability insurance policies and from a letter of indemnification provided to directors and officers by the Company, and is entitled to reimbursement of expenses in connection with the performance of his duties as a director. For a summary of the salary expenses and cost of social benefits provided to Mr. Holtzman in 2025 for his role as our Chief Executive Officer, see Item 6.B. “Compensation —  Compensation of Senior Management and Other Employees — Covered Executives” of our Annual Report.
Mr. Holtzman is the brother of Shiran Holtzman-Erel, our Chief Product Officer.
The nominee to serve on the Board of Directors is below and the following information with respect to the nominee is supplied based upon the information furnished to the Company by the nominee as of the date of this proxy statement:
Name	Age	Position
Oran Holtzman	42	Director
Oran Holtzman is our co-founder and has served as our Chief Executive Officer and as a member of our Board of Directors since our inception. Mr. Holtzman holds a B.A. in Accounting and Business Management from The College of Management Academic Studies. We believe that Mr. Holtzman is qualified to serve on our Board of Directors because of his knowledge of our business, gained through his services as our co-founder and Chief Executive Officer.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to re-elect Oran Holtzman as a Class III director to the Board of Directors of the Company, to hold office until the close of the Company’s annual general meeting to be held in 2029, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated.

Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Company’s nominating, governance and sustainability committee and Board of Directors unanimously recommend a vote “FOR” approval of this resolution.

PROPOSAL NO. 3
RE-ELECTION OF MR. OHAD CHERESHNIYA AS AN EXTERNAL DIRECTOR AND APPROVAL OF HIS TERMS OF SERVICE
Pursuant to the Companies Law, public companies must elect at least two external directors. The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a simple majority of the voting power represented at the Meeting and voting in person or by proxy, excluding abstentions, provided that either:
•
such majority includes at least a majority of the votes cast at the Meeting who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder), excluding abstentions, to which we refer as a disinterested majority; or

•
the total votes cast at the Meeting by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) against the election of the external director does not exceed two percent (2%) of the aggregate voting power in the company.

The term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation, or (2) the right to appoint directors of the corporation or its general manager (chief executive officer).
The initial term of an external director is three years. Thereafter, an external director may be re-elected, subject to certain circumstances and conditions, by shareholders to serve in that capacity for up to two additional three-year terms subject to additional requirements under the Companies Law.
The term of office for external directors for Israeli companies traded on foreign stock exchanges may be extended indefinitely beyond the said two additional three-year terms, in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the re-election for such additional period(s) is beneficial to the company, and provided that the external director is re-elected subject to the same shareholder vote requirements (as described above regarding the re-election of external directors). Prior to the approval of the re-election of the external director at a general meeting of shareholders, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.
External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment or violating their duty of loyalty to the company. An external director may also be removed by order of an Israeli court if, following a request made by a director or shareholder of the company, the court finds that such external director has ceased to meet the statutory qualifications for his or her appointment as stipulated in the Companies Law or has violated his or her duty of loyalty to the company.
If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a meeting of the shareholders as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must include all external directors then serving on the board of directors and an external director must serve as chair thereof.
Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.
The Companies Law sets forth a number of limitations pursuant to which a person may be appointed as an external director, including, but not limited to, such person’s relationship with a company’s controlling shareholders or the company itself. Furthermore, the Companies Law stipulates that a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise, provided that at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. However, for Israeli companies with securities traded on a stock exchange outside of Israel, if at least one of the company’s directors meets the independence requirements for membership on the audit committee pursuant to the law of the country where such company’s securities are traded, then neither of the external directors is required to possess accounting and financial expertise, so long as each possesses the requisite professional qualifications.
If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.
The foregoing description of the legal framework governing the appointment and removal of external directors under the Companies Law is qualified by reference to Item 6.C. “Board Practices and Corporate Governance — Board of Directors — External Directors” of the Company’s Annual Report.
Mr. Ohad Chereshniya was initially appointed as an external director of the Company commencing on July 18, 2023 and the Company shareholders ratified such appointment at a special general meeting of shareholders on September 28, 2023. The Company has proposed to re-elect Mr. Chereshniya as an external director. If re-elected at the Meeting, Mr. Chereshniya will serve for an additional three-year term commencing on July 29, 2026.
The Company has received a statement from Mr. Chereshniya in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law.
The Board has determined that Mr. Chereshniya is financially literate as contemplated by the rules of Nasdaq, and meets the requirements of being an independent director for the purpose of the audit committee and compensation committee pursuant to the rules of the SEC, Nasdaq and the Companies Law. The Board has determined that Mr. Chereshniya has accounting or related financial management expertise and qualifies as an “audit committee financial expert” pursuant to the rules of the SEC and Nasdaq, and that Mr. Chereshniya has “financial and accounting” expertise pursuant to the rules of the Companies Law.
Mr. Chereshniya is a member of the Board’s audit committee and serves on and chairs each of the following Board committees: compensation committee; nominating, governance and sustainability committee; and incentive awards committee. If re-elected, Mr. Chereshniya is expected to continue serving on such committees.
Also currently serving as an external director on the Company’s Board is Ms. Lilach Payorski, whose term expires on March 1, 2028 (three years from her date of appointment on March 1, 2025).
External directors of the Company are entitled to receive compensation in accordance with the “relative compensation track” under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as such regulations may be amended from time to time. In accordance with the Policy, such compensation includes the following for each external director:
(i)
Fixed annual fee of $50,000,

(ii)
Additional annual fee of $10,000, $7,500 and $5,000 for serving as a member (other than the chairperson) of the Audit Committee, Compensation Committee or Nominating, Governance and Sustainability Committee, respectively,

(iii)
Additional annual fee of $20,000, $15,000 and $10,000 for serving as chairperson of the Audit Committee, Compensation Committee or Nominating, Governance and Sustainability Committee, respectively, with such fee in lieu of and not in addition to the annual fee payable for membership on such committee, and

(iv)
Annual award of RSUs to be granted at each annual general meeting at which such director serves and will continue to serve on the Board, with an aggregate fair value for such RSUs of $185,000 on such date. The RSUs, to be granted under the Company’s 2023 Incentive Award Plan, will generally vest on the earlier of the day before the next annual meeting or the first anniversary of the date of grant, in each case subject to the director’s continued service on the Board.

In addition, each external director benefits from coverage under the Company’s directors and officers liability insurance policies and from a letter of indemnification provided to such directors by the Company.
Biographical information for Mr. Chereshniya, who is nominated for re-election as an external director at the Meeting, is below. The following information with respect to the nominee is supplied based upon the information furnished to the Company by the nominee as of the date of this proxy statement:
Mr. Chereshniya, 47, has served as a member of our Board of Directors since July 2023. Mr. Chereshniya is Chief Financial Officer of Cynomi Ltd. (as of September 2025) and also serves as director of the audit committee of Itim Ensemble, an Israeli non-profit organization. Mr. Chereshniya served as the Chief Financial Officer at Elementor Ltd. from January 2020 through January 2025. He served as the Chief Financial Officer of Context Based 4casting Ltd. from July 2017 to December 2019. Prior to that, from June 2013 until May 2017, Mr. Chereshniya served as our Chief Financial Officer. Mr. Chereshniya holds an M.B.A. and a B.A. in Accounting from Tel Aviv University. We believe that Mr. Chereshniya’s experience as a director and officer of other companies qualifies him to serve on our Board of Directors.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to re-elect Ohad Chereshniya as an external director of the Company, for a three-year term commencing on July 29, 2026, and to approve his terms of service.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Company’s nominating, governance and sustainability committee and Board of Directors unanimously recommend a vote “FOR” approval of this resolution.

PROPOSAL NO. 4
APPROVAL AND RATIFICATION OF THE TERMS OF EMPLOYMENT OF MS. LIHI HOLTZMAN
The Companies Law generally requires that the terms of service and employment of a company’s executive officers and any employee who is a relative of a company’s controlling shareholder be approved by the company’s compensation committee or audit committee (as applicable), the board of directors and shareholders by the requisite majority specified for this Proposal No. 4 under “Vote Required for Approval of Each of the Proposals”.
Lihi Holtzman, the sister of Oran Holtzman, our CEO and controlling shareholder of the Company, has been employed as our Product Manager since May 11, 2025. Ms. Holtzman’s current terms of employment were previously approved by the Company’s compensation committee and Board of Directors; however, prior to this Meeting, her salary was limited to the average monthly salary in the Israeli market, therefore exempting the terms of her employment from the requirement for shareholder approval.
Following approval by the Company’s compensation committee and the Board of Directors, it is now proposed to approve and ratify, for a period of three years commencing on the date of the Meeting, the employment terms of Ms. Holtzman, as follows:
•
Gross base monthly compensation of NIS 23,000 (approximately $7,836).

•
Gross base monthly compensation will increase 12 months after shareholder approval to NIS 28,000 (approximately $9,540).

•
12 days of paid vacation per year, with such vacation time to accrue, increase over time and, if not utilized, be redeemable for cash at the end of her employment, each in accordance with Israeli law.

•
Paid sick leave and leave to care for sick relatives in accordance with Israeli law and recuperation pay in accordance with Israeli law and extension orders.

•
Contributions to pension and severance pay which include a Company contribution of 8.33% of her salary towards the severance pay component (as set forth by Section 14 of the Israeli Severance Pay Law, 1963) and 6.5% of her salary towards the pension component.

•
Reimbursement for customary travel expenses in accordance with Israeli law.

•
Employment may be terminated at any time by the Company or by Ms. Holtzman, subject to 30 days prior notice in accordance with Israeli law.

If such employment terms are not approved and ratified by the shareholders, Ms. Holtzman may continue to be employed based on her current terms of employment.
In recommending that shareholders approve the employment terms of Ms. Holtzman, the compensation committee and the Board of Directors considered Ms. Holtzman’s demonstrated skill, expertise and past performance in her position, as well as Ms. Holtzman’s ongoing contribution to the Company’s business.
Proposal
It is proposed that the following resolution be adopted at the Meeting:
RESOLVED, to approve and ratify the terms of employment of Ms. Lihi Holtzman.
Vote Required
See “Vote Required for Approval of Each of the Proposals” above.
Board Recommendation
The Company’s compensation committee and Board of Directors unanimously recommend a vote “FOR” approval of this resolution.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS
In addition to considering the foregoing agenda items at the Meeting, the Company will also present its audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2025, is available on the SEC’s website at https://www.sec.gov and on the “News & Filings” portion of the Company’s website, https://investors.oddity.com.
OTHER BUSINESS
The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.
ADDITIONAL INFORMATION
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at https://www.sec.gov as well as on the “News & Filings” portion of the Company’s website, https://investors.oddity.com. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.
By Order of the Board of Directors,
/s/ Oran Holtzman
Chairperson of the Board of Directors
Dated: June 16, 2026